Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated December 4, 2007

TOYOTA MOTOR CREDIT CORPORATION
5NC2: CMS Curve Linked Notes (the "Notes")

General
Issuer:  Toyota Motor Credit Corporation ("TMCC")

Issuer Rating:  Aaa/AAA

Agent:  Morgan Stanley & Co. Incorporated

CUSIP:  89233PN85

Principal Amount:  US $15,000,000 (may be increased prior to Original
Issue Date)

Trade Date:  December 4, 2007

Original Issue Date:  December 14, 2007

Stated Maturity Date:  December 14, 2012

Issue Price:  100%

Net Proceeds to Issuer:  100%

Agent's Discount or Commission:  0.00%
The Agent will enter into swap transactions with the Issuer to hedge the Issuer's obligations under the Notes

Reoffer Price:  100%

Business Days:  New York

Minimum Denominations:  $10,000 and $10,000 increments thereafter

Settlement:  DTC

Form of Note:  Book-entry only

Calculation Agent:  Deutsche Bank Trust Company Americas

Original Issue Discount:  Yes

Tax Calculation Agent:  Morgan Stanley Capital Services Inc.

Specified Currency:  U.S. Dollars

Redemption: The Notes are subject to redemption by the Issuer, in whole but not in part, on December 14, 2009 and on each Interest Payment Date thereafter (each, a "Redemption Date") with 10 calendar days' notice at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

Interest
CMS Spread:  10CMS - 2CMS; where

"10CMS" is the 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

"2CMS" is the 2-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

Interest Rate:  During the period from (and including):

(a) Original Issue Date to (but excluding) June 14, 2008: 4.5% per annum

(b) June 14, 2008 to (but excluding) the Maturity Date (the "Floating Interest Rate Period):

the greater of (1) 5.25 * CMS Spread and (2) 0%.

For the purpose of determining the CMS Spread level applicable to a quarterly Interest Calculation Period, the CMS Spread level will be the CMS Spread measured two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date (each an "Interest
Determination Date").

Interest Payment Dates: Quarterly, on each March 14, June 14, September 14 and December 14, commencing with a first interest payment on March 14, 2008.

Interest Reset Dates: Each March 14, June 14, September 14 and December 14, commencing June 14, 2008.

Interest Calculation Period: The quarterly period from and including the Original Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Minimum Interest Rate:  0.00%

U.S. Government Securities Business Day:
Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Governing Law:  New York

Day Count Convention:  30/360

Business Day Convention:  Following

Period End Dates:  Unadjusted

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3
..htm


     	                        Risk Factors

     An investment in CMS Curve Linked Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, fluctuations in 10CMS and 2CMS, and other events that are difficult to predict and beyond the Issuer's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.


Investors Are Subject to the Credit Risk of TMCC

     The credit ratings assigned to TMCC represent the rating agencies' opinion regarding its credit quality and are not a guarantee of quality. Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.


The Amount of Interest Payable on the Notes Will Vary and May Be
Zero

     Because 10CMS and 2CMS are floating rates, the CMS Spread will fluctuate. Beginning on the first Interest Reset Date, the amount of interest payable on the Notes will vary and may be zero. Beginning on the first Interest Reset Date, if the CMS Spread is less than or equal to zero (that is, if 10CMS is less than or equal to 2CMS) on the second U.S. Government Securities Business Day prior to the beginning of a quarterly interest period, you will not earn any interest during that interest period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire interest period immediately following such date even if the CMS Spread increases during that interest period.


The Notes May Be Called at the Option of TMCC, Which Limits Your
Ability to Accrue Interest Over the Full Term of the Notes

     TMCC may call all of the Notes for payment on any Redemption Date. In the event that TMCC calls the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the Notes.


The Relative Values of 10CMS and 2CMS Will Affect TMCC's Decision to Call the Notes

     It is more likely TMCC will call the Notes prior to their maturity date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If TMCC calls the Notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.


The Yield on the Notes May Be Lower Than the Yield on a Standard
Debt Security of Comparable Maturity

     Unless previously called by TMCC, from and including the first Interest Reset Date to but excluding the maturity date, the Notes will bear interest at a per annum rate equal to the greater of (i) 5.25 times an amount equal to 10CMS minus 2CMS and (ii) 0%. As a result, the effective yield on your Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of TMCC of comparable maturity.


The Price at Which You Will Be Able to Sell Your Notes Prior to
Maturity Will Depend on a Number of Factors and May Be Substantially Less than the Amount You Originally Invest

     TMCC believes that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     The CMS Spread. TMCC expects that the market value of the Notes at any time will depend on whether and to what degree 10CMS is greater than 2CMS. In general, TMCC expects that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, TMCC expects that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

     The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

     Volatility of the CMS Spread. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

     Call Feature. TMCC's ability to call the Notes prior to their maturity date is likely to limit their value. If TMCC did not have the right to call the Notes, their value could be significantly different.

     Interest Rates. TMCC expects that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

     TMCC's Credit Rating, Financial Condition and Results. Actual or anticipated changes in TMCC's credit ratings or financial condition may affect the market value of the Notes.

     The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.


The Historical CMS Spread Is Not an Indication of the Future CMS
Spread

     The historical CMS Spread should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of 10CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 10CMS and 2CMS will rise or fall and whether the CMS Spread will rise or fall.


You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

     The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. The Agent currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive. Where the Agent does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates. Due to the above factors, 100% of the principal amount is only protected at maturity. There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.


Inclusion of Commissions and Projected Profit from Hedging Is
Likely to Adversely Affect Secondary Market Prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.


Conflicts of Interest

     The Agent or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.


The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

     You should also consider the tax consequences of investing in the Notes. The Notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, as described in the section of the related pricing supplement called "United States Federal Income Taxation." Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the related pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of the related pricing supplement called "United States Federal Income Taxation."


                    Summary Description of the Notes

General

     The Notes are callable securities issued by TMCC that have a maturity of five years. If not previously called by TMCC, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. From and including the Original Issue Date to but excluding the first Interest Reset Date, the interest rate on the Notes is 4.5% per annum, and unless TMCC calls the Notes, from and including the first Interest Reset Date to but excluding the maturity date, the interest rate on the Notes is variable and will be reset quarterly at a per annum rate equal to the greater of (i) 5.25 times an amount equal to 10CMS minus 2CMS, and (ii) 0%. Beginning on the first Interest Reset Date, the interest rate on the Notes may equal but will not be less than zero.

     If not previously called by TMCC, the Notes mature on the Stated Maturity Date. TMCC may call the Notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning on the first Redemption Date. Following an exercise of TMCC's call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

     The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

     The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to quarterly interest periods beginning on or after the first Interest Reset Date is variable and may be zero. During these interest periods, the interest rate is based on the difference between a 10-year constant maturity swap rate and a 2-year constant maturity swap rate. Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting medium-term interest rates, as represented by 10CMS, to exceed short-term interest rates, as represented by 2CMS, throughout the term of the Notes.


Payment at Maturity

     Unless your Notes have been previously called by TMCC, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.


Interest

     Any interest payable on the Notes will be paid in cash quarterly on March 14, June 14, September 14 and December 14 of each year, beginning on March 14, 2008 and ending on the maturity date, each an interest payment date. Each three-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the Notes are redeemed is an interest period. For interest periods beginning on or after the first Interest Reset Date, the interest rate will be reset on each March 14, June 14, September 14 and December 14, each of which is referred to as an "interest reset date." During each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     From and including the Original Issue Date to but excluding the first Interest Reset Date, the interest rate on the Notes is 4.5% per annum. Unless called by TMCC, from and including the first Interest Reset Date to but excluding the maturity date, the Notes bear interest during each interest period at a per annum rate equal to the greater of
(i) 5.25 times an amount equal to 10CMS minus 2CMS, each as published by the Federal Reserve Board in the Federal Reserve Statistical Release
H.15 and reported on Reuters page "ISDAFIX1" (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable interest determination date, which difference is referred to as the CMS Spread, and (ii) 0%. For the purpose of determining the CMS Spread applicable to an interest period, the CMS Spread will be measured two U.S. Government Securities Business Days prior to the related interest reset date. We refer to the date that the CMS Spread is fixed for an interest reset date and the corresponding interest period as the interest determination date for the interest reset date and corresponding interest period.

     If 10CMS is less than or equal to 2CMS on an interest determination date, then no interest will accrue on the Notes for the interest period to which that interest determination date applies. As a result, interest payments could be zero beginning the first Interest Reset
Date. Additionally, if the CMS Spread on any interest determination date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If TMCC calls the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section "Risk Factors" for further information.


                 United States Federal Income Taxation

     The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to an initial holder of Notes purchasing the Notes at their "issue price" for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

     *	a financial institution;

     *	a regulated investment company;

     *	a real estate investment trust;

     *	a tax-exempt entity;

     *	a dealer in securities or foreign currencies;

     *	a person holding the Notes as part of a hedging transaction,
''straddle,'' conversion transaction, or integrated transaction, or who has entered into a ''constructive sale'' with respect to the Notes;

     *	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

     *	a trader in securities, foreign currencies or commodities, or a dealer in commodities that in each case elects to apply a mark-to-market method of tax accounting; or

     *	a partnership or other entity classified as a partnership for U.S.
federal income tax purposes.

     As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.


Tax Consequences to U.S. Holders

     The following discussion only applies to a "U.S. Holder" of Notes. A "U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

     *	a citizen or resident of the United States;

     *	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

     *	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The Notes are "contingent payment debt instruments" for U.S. federal income tax purposes, and the discussion herein assumes such treatment. Under such treatment, the Notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

     TMCC is required to determine a "comparable yield" for the Notes. The "comparable yield" is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. The "comparable yield" for the Notes will be based on information furnished to TMCC by the Tax Calculation Agent and will be set forth in the related pricing supplement.

     Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a "projected payment schedule" in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. The "projected payment schedule" in respect of the Notes will be set forth in the related pricing supplement.

     For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC's determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service ("IRS"). Regardless of a U.S. Holder's accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

     Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

     *	the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

     *	divided by the number of days in the accrual period; and

     *	multiplied by the number of days during the accrual period that such U.S. Holder held the Notes.

     For U.S. federal income tax purposes, the "adjusted issue price" of a Note is its issue price increased by any interest income previously accrued (without regard to any adjustments, as described below) and decreased by the projected amount of any prior payments (without regard to the actual amount of any prior payments) with respect to the Note.

     In addition, a U.S. Holder will have a "positive adjustment" if the amount of any contingent payment is more than the projected amount of that payment and a "negative adjustment" if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in such year (a "net positive adjustment") and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a "net negative adjustment"). To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of such holder's net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

     Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by such holder in respect of the Note (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.


Tax Consequences to Non-U.S. Holders

     The following discussion only applies to a "Non-U.S. Holder" of Notes. A "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

     *	a nonresident alien individual;

     *	a foreign corporation; or

     *	a nonresident alien fiduciary of a foreign estate or trust.

     "Non-U.S. Holder" does not include an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, such an individual should consult his own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

     Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at Maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder's conduct of a U.S. trade or business.

     The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder's conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.


Backup Withholding and Information Reporting

     Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

     Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.


The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6387.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.